                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of October, 2007

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein are the consolidated financial statements of Tefron Ltd. for the six month period ended June 30,
2007, prepared in accordance with generally accepted accounting principles in the United States. These financial statements are in addition to the second quarter 2007 results that were contained in a press release, dated August 9,
2007, and were submitted via Form 6-K.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Asaf Alperovitz
                                          -----------------------
                                          Asaf Alperovitz
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          -----------------------
                                          Hanoch Zlotnik
                                          Treasurer

Date: October 22, 2007

                                       3

                        TEFRON LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2007

                            U.S. DOLLARS IN THOUSANDS

                                    UNAUDITED

                                      INDEX

                                                                       PAGE
                                                                     -------

INTERIM CONSOLIDATED BALANCE SHEETS                                   2 - 3

INTERIM CONSOLIDATED STATEMENTS OF INCOME                               4

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                   5

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                         6 - 7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS                    8 - 13

                                     - 1 -

                                                TEFRON LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                   JUNE 30,     DECEMBER 31,
                                                                     2007           2006
                                                                   --------       --------
                                                                   UNAUDITED       AUDITED
                                                                   --------       --------

ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                       $  5,181       $  3,966
   Short-term deposit                                                11,402         10,089
   Marketable securities - available for sale                         9,868          4,975
   Trade receivables (net of allowances of $183 at June 30,
    2007 and December 31, 2006)                                      28,234         30,655
   Other accounts receivable and prepaid expenses                     3,736          4,166
   Inventories                                                       24,609         28,912
                                                                   --------       --------

 TOTAL current assets                                                83,030         82,763
                                                                   --------       --------

 LONG-TERM INVESTMENS:
   Bank deposit                                                           -          1,029
   Severance pay fund                                                   854            778
   Subordinated note                                                  3,000          3,000
                                                                   --------       --------

 TOTAL long-term investments                                          3,854          4,807
                                                                   --------       --------

 PROPERTY, PLANT AND EQUIPMENT, NET                                  76,043         77,086
                                                                   --------       --------

 TOTAL assets                                                      $162,927       $164,656
                                                                   ========       ========

         The accompanying notes are an integral part of the consolidated financial statements.

                                     - 2 -

                                                TEFRON LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                     JUNE 30,       DECEMBER 31,
                                                                       2007             2006
                                                                     ---------        ---------
                                                                     UNAUDITED         AUDITED
                                                                     ---------        ---------

LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Current maturities of long-term bank loans                        $   5,948        $   5,948
   Trade payables                                                       22,903           31,143
   Other accounts payable and accrued expenses                          10,633           10,402
                                                                     ---------        ---------

 TOTAL current liabilities                                              39,484           47,493
                                                                     ---------        ---------

 LONG-TERM LIABILITIES:
   Long-term loans from banks (net of current maturities)               16,348           19,322
   Deferred taxes                                                       12,220           12,313
   Accrued severance pay                                                 3,427            3,298
                                                                     ---------        ---------

 TOTAL long-term liabilities                                            31,995           34,933
                                                                     ---------        ---------

 SHAREHOLDERS' EQUITY:
   Ordinary shares of NIS 1 par value - Authorized:
   49,995,500 shares; Issued: 22,198,386 and 21,747,568
   shares at June 30, 2007 and December 31, 2006,
   respectively; Outstanding:21,200,986 and 20,750,168 shares
   at June 30, 2007 and December 31, 2006, respectively                  7,518            7,411
   Additional paid-in capital                                          106,138          101,684
   Less - 997,400 Ordinary shares in treasury, at cost                  (7,408)          (7,408)
   Cumulative other comprehensive income                                   130               55
   Accumulated deficit                                                 (14,930)         (19,512)
                                                                     ---------        ---------

 TOTAL shareholders' equity                                             91,448           82,230
                                                                     ---------        ---------

 TOTAL liabilities and shareholders' equity                          $ 162,927        $ 164,656
                                                                     =========        =========

         The accompanying notes are an integral part of the consolidated financial statements.

                                     - 3 -

                                                TEFRON LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                 SIX MONTHS ENDED
                                                                                     JUNE 30,
                                                                           -----------------------------
                                                                              2007                2006
                                                                           -----------       -----------
                                                                                     UNAUDITED
                                                                           -----------------------------

Sales                                                                      $    89,374       $    99,096
Cost of sales                                                                   74,381            76,334
                                                                           -----------       -----------

Gross profit                                                                    14,993            22,762
Selling, general and administrative expenses                                     8,998             8,632
                                                                           -----------       -----------

Operating income                                                                 5,995            14,130
Financial expenses, net                                                            457             1,016
                                                                           -----------       -----------

Income before taxes on income                                                    5,538            13,114
Taxes on income                                                                    956             3,335
                                                                           -----------       -----------

Income from continuing operations                                                4,582             9,779
Income (loss) from discontinued operations                                           -                62
                                                                           -----------       -----------

Net income                                                                 $     4,582       $     9,841
                                                                           ===========       ===========

Basic and diluted net earnings per share from continuing operations:
  Basic net earnings per share                                             $      0.22       $      0.49
                                                                           ===========       ===========
  Diluted net earnings per share                                           $      0.21       $      0.47
                                                                           ===========       ===========

Basic and diluted net earnings per share :
  Basic net earnings per share                                             $      0.22       $      0.49
                                                                           ===========       ===========
  Diluted net earnings per share                                           $      0.21       $      0.47
                                                                           ===========       ===========

Weighted average number of shares used for computing
  basic earning per share                                                   21,174,775        19,906,775
                                                                           ===========       ===========

Weighted average number of shares used for computing
  diluted earnings per share                                                21,843,126        20,919,799
                                                                           ===========       ===========

         The accompanying notes are an integral part of the consolidated financial statements.

                                     - 4 -

                                                TEFRON LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                              CUMULATIVE
                                                                   ADDITIONAL    DEFERRED        OTHER                          TOTAL
                                                     ORDINARY        PAID-IN    STOCK-BASED  COMPREHENSIVE    ACCUMULATED    COMPREHENSIVE     TREASURY
                                                      SHARES         CAPITAL   COMPENSATION      GAIN           DEFICIT         INCOME          SHARES          TOTAL
                                                     --------       --------      --------     --------        --------        --------        --------        --------

$ Balance as of December 31, 2006 (audited)          $  7,411       $101,684      $      -     $     55        $(19,512)                       $ (7,408)       $ 82,230

Exercise of stock options related to employees
  and others                                                5             80             -            -               -                               -              85
Exercise of tradable options issued at the
  secondary offering                                      102          4,188             -            -               -                               -           4,290
Compensation related to options granted to
  employees                                                 -            186             -            -               -                               -             186
Tax benefit related to exercise of stock
  options                                                   -              -             -            -               -                               -               -
Comprehensive income:
  Realized gain on hedging derivative                       -              -             -          (52)              -        $    (52)              -             (52)
  Realized gain on marketable securities                    -              -             -           (3)              -              (3)              -              (3)
  Unrealized gain on hedging derivative                     -              -             -          128               -             128               -             128
  Unrealized gain on marketable securities                  -              -             -            2               -               2               -               2
  Net income                                                -              -             -            -           4,582           4,582               -           4,582
                                                     --------       --------      --------     --------        --------        --------        --------        --------
Total comprehensive income                                                                                                     $  4,657
                                                                                                                               ========
Balance as of June 30, 2007 (unaudited)              $  7,518       $106,138      $      -     $    130        $(14,930)                       $ (7,408)       $ 91,448
                                                     ========       ========      ========     ========        ========                        ========        ========

         The accompanying notes are an integral part of the consolidated financial statements.

                                     - 5 -

                                                TEFRON LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                            SIX MONTHS ENDED
                                                                                                JUNE 30,
                                                                                        ------------------------
                                                                                          2007            2006
                                                                                        --------        --------
                                                                                               UNAUDITED
                                                                                        -----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                              $  4,582        $  9,841
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation of property, plant and equipment                                            4,335           4,151
  Compensation related to options granted to employees                                       186             336
  Increase in accrued severance pay, net                                                      53             204
  Accrual of interest on short and long-term deposits and marketable securities             (328)              -
  Gain on sale of and accretion of discount on marketable securities                         (65)              -
  Increase in deferred income taxes                                                           60           3,979
  Loss (gain) on disposal of property, plant and equipment, net                             (395)              8
  Decrease (increase) in trade receivables, net                                            2,421            (859)
  Decrease (increase) in other accounts receivable and prepaid expenses                      271            (224)
  Decrease in inventories                                                                  4,303           3,962
  Decrease in trade payables                                                              (8,240)         (5,624)
  Increase (decrease) in other accounts payable and accrued expenses                         385          (1,529)
                                                                                        --------        --------

Net cash provided by continuing operating activities                                       7,568          14,245
Net cash provided by discontinued operating activities                                         -             445
                                                                                        --------        --------
Net cash provided by operating activities                                                  7,568          14,690
                                                                                        --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment                                                 (3,102)         (1,164)
Investment grants received                                                                     -           1,218
Proceeds from sale of property, plant and equipment                                          681             265
Dividend received from discontinued operation                                                  -             140
Investment in short and long-term deposits and marketable securities                     (16,961)              -
Proceeds from sale of marketable securities                                               12,179               -
Proceeds from sale of subsidiary, net                                                          -          10,250
                                                                                        --------        --------

Net cash provided by (used in) continuing investing activities                            (7,203)         10,709
Net cash used in discontinued investing activities                                             -            (172)
                                                                                        --------        --------
Net cash provided by (used in) investing activities                                       (7,203)         10,537
                                                                                        --------        --------

         The accompanying notes are an integral part of the consolidated financial statements.

                                     - 6 -

                                                TEFRON LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                               SIX MONTHS ENDED
                                                                                                   JUNE 30,
                                                                                           ------------------------
                                                                                             2007            2006
                                                                                           --------        --------
                                                                                                  UNAUDITED
                                                                                           ------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Repayment of long-term bank loans                                                            (2,974)        (18,214)
Proceeds from long-term bank loans                                                                -           5,000
Decrease in short-term bank credit, net                                                           -         (14,713)
Excess tax benefit from exercise of stock options related to employees and directors              -               -
Proceeds from exercise of stock options related to employees and directors                       85           1,622
Proceeds from exercise of tradable options issued at the secondary offering                   4,290               -
Proceeds from secondary offering of shares and options, net                                       -          13,834
Dividend paid to shareholders                                                                  (551)              -
                                                                                           --------        --------

Net cash provided by (used in) continuing financing activities                                  850         (12,471)
Net cash used in discontinued financing activities                                                -            (544)
                                                                                           --------        --------
Net cash provided by (used in) financing activities                                             850         (13,015)
                                                                                           --------        --------

Total increase in cash and cash equivalents                                                   1,215          12,212
Decrease in cash and cash equivalents attributed to discontinued operations                       -             209
                                                                                           --------        --------
Increase in cash and cash equivalents attributed to continued operations                      1,215          12,421
Cash and cash equivalents at beginning of period                                              3,966           7,652
                                                                                           --------        --------

Cash and cash equivalents at end of period                                                 $  5,181        $ 20,073

CASH PAID DURING THE PERIOD FOR:
    Interest                                                                               $    987        $  1,331
                                                                                           ========        ========
    Income taxes, net of refunds received                                                  $    450        $    780
                                                                                           ========        ========
    Dividend paid in cash                                                                  $    551        $      -
                                                                                           ========        ========

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:
    Purchase of property, plant and equipment by credit, net of investment grants
     receivable                                                                            $    397        $ (1,982)
                                                                                           ========        ========

         The accompanying notes are an integral part of the consolidated financial statements.

                                     - 7 -

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 1:- GENERAL

     a.   Tefron Ltd, a company organized under the laws of the State of Israel
          ("the Company") and its subsidiaries are engaged in the design, manufacture and sale of knitted intimate apparel, active wear and swimwear, which are manufactured using two different techniques
          (seamless and cut and sew) (see also Note 8). The Company's principal markets are the United States and Europe.

          The Company's significant subsidiaries are Hi-Tex, founded by the
          Company ("Hi-Tex"), which commenced operations in 1997, Tefron USA,
          Inc.,Tefron U.K, El-Masira Textile Company Ltd. and Macro Clothing
          Ltd. ("Macro") which was purchased in April 2003.

     b.   During the period ended June 30, 2007 and 2006 74.6% and 77.8% from the revenues, respectively, were derived from sales to the three largest customers, all located in the United States. The Company's arrangements with its customers do not contain minimum purchase requirements and there can be no assurance that the principal customers will continue to purchase the Company's products in the same volumes or on the same terms as they have done in the past. A material decrease of purchases made by the major customers or a material adverse change in the terms of such purchases could have a material adverse effect on the Company's results of operations.

NOTE 2:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June
     30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007.

     The unaudited interim financial statements should be read in conjunction with the Company's annual financial statement and accompanying notes as of
     December 31, 2006 included in the Company's Annual Reports on form 20-F.

                                     - 8 -

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 3: - SIGNIFICANT ACCOUNTING POLICIES

     a.   The significant accounting policies applied in the financial statements of the Company as of December 31, 2006, are applied consistently in these financial statements, except as described in
          Note 4.

     b.   Impact of recently issued accounting standards:

          1.   SFAS No. 157:

               In September 2006, the FASB issued Statement of Financial
               Accounting Standard No. 157, "Fair Value Measurements" ("SFAS No.
               157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No.
               157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after
               November 15, 2007 and interim periods thereafter. The Company is currently assessing the impact of SFAS No. 157 on its
               consolidated financial position and results of operations.

          2.   SFAS No. 159

               In February 2007, the FASB issued SFAS No. 159, "The Fair Value
               Option for Financial Assets and Financial Liabilities" ("SFAS No.
               159"). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value.
               Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The
               Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

NOTE 4: - TAXES ON INCOME

     Adoption of new accounting pronouncement

     In July 2006, the FASB issued FASB Interpretation 48, "Accounting for
     Uncretainty in Income Taxes - an Interpretation of FASB statement No. 109"
     ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not"
     to be sustained by the taxing authority. The recently issued literature also provides guidance on derecongition, measurement and classification of income tax uncertainties, along with any related interest and penalties.
     FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any income tax uncertainties.

     Pursuant to the provisions of FIN48, the differences between the amounts recognized in the statements of financial position prior to the adoption of
     FIN 48 and the amounts reported after adoption would be accounted for as a cumulative-effective adjustments recorded to the beginning balance of retained earnings. FIN 48 is effective for fiscal years beginning after
     December 15, 2006.

                                     - 9 -

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 4: - TAXES ON INCOME (CONT.)

     The Company and its subsidiaries file income tax returns in the U.S.
     federal jurisdiction, and various states in the U.S. and Israel jurisdiction. Tefron Ltd., Hi-Tex and Macro (the Israeli Companies) may be
     subject to examination by the Israel tax authorities for fiscal years 2001 through 2006. Tefron USA (the U.S. subsidiary) may be subject to examination by the U.S. Internal Revenue Service ("IRS"). El-Masira file income tax returns to the tax authorities in Jordan.

     The Company adopted the provisions of FIN 48 effective January 1, 2007. The adoption did not have a significant impact on the results of operations or financial position.

NOTE 5:- LIENS, CONTINGENCIES AND COMMITMENTS

     a.   All bank debt is collateralized by a floating charge (a continuing charge on the Company's present and future assets but permitting the
          Company to dispose of such assets in the ordinary course of business)
          on all of the assets of the Company and its subsidiaries.

     b.   In accordance with the provisions of the Law for the Encouragement of
          Capital Investments, 1959, the Company and its subsidiaries in Israel received grants from the State of Israel in respect of investments in their plants. The conditions in the letters of approval extending the grants from the State of Israel primarily include, among others, the requirements that the investments be made according to the approved plan and that at least 30% of the investments be financed by outstanding share capital. Non-fulfillment of these conditions would require the refund of the grants to be linked to the Consumer Price
          Index in Israel from the date of receipt plus interest. To guarantee fulfillment of the conditions for receipt of the grants, the Company and its subsidiaries have recorded floating charges on all of their assets in favor of the State of Israel.

     c.   Legal proceedings:

          A former employee of the Company has filed lawsuits against the
          Company and three of its former or current officers, with the Israeli
          District Court and the Israeli Labor Law Court, seeking damages in the amount of approximately $ 1,700, in connection with damages allegedly incurred by him as a result of his imprisonment in Egypt. The matter is at a preliminary stage and the Company's management believes that the claim is without merit and should be dismissed, and thus no accrual was made in the financial statements.

          Except as provided above, there are no material pending legal proceedings, other than litigation incidental in the ordinary course of business to which the Company or any of its subsidiaries are subject.

NOTE 6:- STOCK-BASED COMPENSATION

     The Company recognized share-based compensation expense of $186 and $336 in the six month period ended June 30, 2007 and 2006, respectively. The
     Company determines fair value of such awards using the Black-Scholes option pricing model.

     No options were granted by the Company during the six month period ended
     June 30, 2007.

     The following weighted average assumptions were used to value Tefron's grants through the six month period ended June 30, 2006: 4 years expected life; expected stock volatility of 37%; risk-free interest rate of 4.9%;
     and 0 expected dividend yield during the expected term.

                                     - 10 -

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 6:- STOCK-BASED COMPENSATION (CONT.)

     A summary of the Company's share option activity is as follows:

                                                         SIX MONTHS ENDED
                                                             JUNE 30,
                                                   ----------------------------
                                                              2007
                                                   ----------------------------
                                                                     WEIGHTED
                                                     NUMBER           AVERAGE
                                                   OF OPTIONS      EXERCISE PRICE
                                                   ----------        ----------

Options outstanding at beginning of period          1,830,875        $     5.24
Changes during the period:
   Granted                                                  -        $        -
   Forfeited or cancelled                            (391,512)       $     5.03
   Exercised                                          (20,333)       $     4.35
                                                   ----------

Options outstanding at end of period                1,419,030        $     5.31
                                                   ==========        ==========

Options exercisable at the end of the period        1,152,304        $     4.80
                                                   ==========        ==========

NOTE 7:- INVENTORIES

                                     JUNE 30,
                                     -------
                                       2007
                                     -------
                                    UNAUDITED
                                     -------

Raw materials, accessories and
  packaging materials                $ 9,543
Work-in progress                       9,173
Finished products                      5,893
                                     -------

                                     $24,609
                                     =======

NOTE 8:- SEGMENT REPORTING

     a.   General information:

          The Company has two production lines: knitted apparel ("Cut and Sew")
          and seamless apparel ("Seamless"). Unlike the Cut and Sew process, the
          Seamless process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment.

          The Company has two reportable segments:

          -    Intimate apparel and active wear manufactured using the Seamless process.

          -    Intimate apparel, active wear and swim wear manufactured using the Cut and Sew Process, mainly performed in Israel and through the purchase of finished products in China and Cambodia.

                                     - 11 -

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 8:- SEGMENT REPORTING (CONT.)

     b.   Reportable segments:

                                                                    SIX MONTHS ENDED
                                                                JUNE 30, 2007 (UNAUDITED)
                                                     -----------------------------------------------
                                                     CUT & SEW
                                                      - ISRAEL           SEAMLESS        CONSOLIDATED
                                                     -----------       -----------       -----------

Sales to unaffiliated customers                      $    42,052       $    47,322       $    89,374
                                                     ===========       ===========       ===========

Operating income                                     $     2,683       $     3,312       $     5,995
                                                     ===========       ===========
Financial expenses, net                                                                          457
                                                                                         -----------

Income before taxes on income                                                            $     5,538
                                                                                         ===========

Depreciation and amortization                        $     1,309       $     3,026       $     4,335
                                                     ===========       ===========       ===========

Identifiable and total assets at June 30, 2007       $    42,884       $    86,002       $   128,886
                                                     ===========       ===========
Corporate assets                                                                              34,041
                                                                                         -----------

Total assets                                                                             $   162,927
                                                                                         ===========

                                                                SIX MONTHS ENDED
                                                           JUNE 30, 2006 (UNAUDITED)
                                                     --------------------------------------
                                                    CUT & SEW
                                                     - ISRAEL       SEAMLESS      CONSOLIDATED
                                                     --------       --------       --------

Sales to unaffiliated customers                      $ 45,753       $ 53,343       $ 99,096
                                                     ========       ========       ========

Operating income                                     $  5,985       $  8,145       $ 14,130
                                                     ========       ========
Financial expenses, net                                                               1,016
                                                                                   --------

Income before taxes on income                                                      $ 13,114
                                                                                   ========

Depreciation and amortization                        $  1,082       $  3,069       $  4,151
                                                     ========       ========       ========

Identifiable and total assets at June 30, 2006       $ 36,724       $ 90,896       $127,620
                                                     ========       ========

Corporate assets                                                                     28,349
                                                                                   --------

Total assets                                                                       $155,969
                                                                                   ========

                                     - 12 -

                                                TEFRON LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLAR IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 8:- SEGMENT REPORTING (CONT.)

     c.   The Company's sales by geographic area are as follows:

                                        SIX MONTHS ENDED
                                            JUNE 30,
                                     ----------------------
                                       2007           2006
                                     -------        -------
                                           UNAUDITED
                                     ----------------------

          North America              $74,601        $72,319
          Europe                       8,848         20,833
          Israel                       3,253          3,792
          Other                        2,672          2,152
                                     -------        -------

                                     $89,374        $99,096
                                     =======        =======

     d.   Sales to major customers:

          A                             39.3%          37.6%
          B                             22.1%          28.9%
          C                             13.2%          11.3%
                                     -------        -------

                                        74.6%          77.8%
                                     =======        =======

          As of June 30, 2007 and 2006, major customer's balances were $ 20,846 and $ 19,771, respectively.

     e.   The Company's long-lived assets by geographic area are as follows:

                                   SIX MONTHS ENDED
                                       JUNE 30,
                                ---------------------
                                 2007          2006
                                -------       -------
                                      UNAUDITED
                                ---------------------

          Israel                $69,325       $71,765
          Other countries         6,718         6,598
                                -------       -------

                                $76,043       $78,363
                                =======       =======

     f.   Revenues are generated by the following products:

                                    SIX MONTHS ENDED
                                       JUNE 30,
                                 ---------------------
                                  2007           2006
                                 -------       -------
                                       UNAUDITED
                                 ---------------------

          Intimate apparel       $49,266       $50,693
          Active wear             21,114        31,324
          Swimwear                18,994        17,079
                                 -------       -------

                                 $89,374       $99,096
                                 =======       =======

                                     - 13 -